NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED WARRANTS The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share (the "Warrants") of RedBall Acquisition Corp. (the "Company") from listing and registration on the Exchange on August 29, 2022, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Warrants are no longer suitable for continued listing and trading on the NYSE. The Exchange reached its decision that the Company's Warrants are no longer suitable for listing based on "abnormally low" price levels of the warrants, pursuant to Section 802.01D of the Listed Company Manual, as disclosed in the Company's press release dated August 01, 2022. On August 01, 2022, the Exchange determined that the Warrants of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Warrants from listing and registration on the NYSE. The Company was notified by phone and letter on August 01, 2022. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on August 01, 2022. Trading in the Warrants was suspended immediately on August 01, 2022. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange, the determination to delist the Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such a request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.